Exhibit 99.7

ACCELERATE DIAGNOSTICS, INC.

June 9, 2023

Ladies and Gentlemen:

Reference is hereby made to the $22,709,818.00 aggregate principal amount of the 5.00% Senior Secured Convertible Notes due 2026 (the “Notes”) issued by Accelerate Diagnostics, Inc., a Delaware corporation (the “Company”), pursuant to the Indenture, dated June 9, 2023 (the “Indenture”), by and between the Company and U.S. Bank Trust Company, National Association (the “Trustee”) and held by Indaba Capital Fund, L.P. (the “Investor”). In consideration of the mutual covenants and agreements of the parties herein, the Investor and the Company agree that with respect to the Investor, Section 14.13 of the Indenture shall be amended as follows:

A.	The Company and Investor hereby agree that with respect to the Investor, the Beneficial Ownership Limitation shall be 9.9%. The Beneficial Ownership is subject to change as set forth in Section 14.13(c) of the Indenture.

B.	The provisions of Section 14.13 of the Indenture shall otherwise apply to Investor and the Company in accordance with their terms.

C.	This agreement and construed in accordance with the laws of the State of New York.

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This agreement may be executed in multiple counterpart copies, each of which shall be considered an original and all of which shall constitute one and the same instrument binding on all parties.

Very truly yours,

Indaba Capital Fund, L.P.

By:	/s/ Derek Schrier
Name: Derek Schrier
Title: CIO and Partner

COMPANY

ACCELERATE DIAGNOSTICS, INC.

By:	/s/ David Patience

Name: David Patience

Title: Chief Financial Officer